1 North Brentwood Boulevard	Phone: 314.854.8000
15th Floor	Fax: 314.854.8003
St. Louis, Missouri 63105
www.Belden.com

September 16, 2024

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Amanda Ravitz

    Re:    Belden Inc.
        Definitive Proxy Statement on Schedule 14A
        Filed April 9, 2024
        File No. 001-12561

Dear Ms. Ravitz:

In this letter, we have included Belden’s responses to the comment letter of the Staff of the Division of Corporation Finance Disclosure Review Program of the Securities and Exchange Commission dated September 5, 2024. Set forth below is the Staff’s comment, in bold, together with our response. All references to page numbers in this letter correspond to pagination in the filing referenced above.

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance, page 30

1.Refer to your tabular columns showing compensation actually paid amounts for PEOs Chand, Vestjens and Roel (sic). Since Dr. Chand and Messrs. Vestjens and Stroup were all “PEO”s, as defined in Item 402(a)(3) of Regulation S-K, please revise future filings to use the term PEO in these column headings, rather than “NEO.” Note that Item 402(v) of Regulation S-K contemplates separate disclosure for the PEO and the non-PEO named executive officers.

Response:

As noted, we inadvertently mislabeled certain column headings. Despite the use of the incorrect defined term in the headings, we believe that the contemplated compensation information is contained in the table. We will revise future filings to use the term PEO in these column headings, rather than NEO.

2.Refer to the second, third and fourth columns in your pay versus performance table, which include Summary Compensation Table totals for the three PEOs. Although these columns appear to include the same category of information, only the third and fourth column headings include the “(b)” designation. The same presentation appears in the fifth, sixth and seventh column headings with a “(c)” designation appearing only in the fifth and sixth column headings. Please tell us the distinction, if any, between the categories of data in these columns and revise future filings as applicable.

Securities and Exchange Commission
September 16, 2024

Response:

The second column in the table should have included the “(b)” designation and the fifth column in the table should have included the “(c)” designation. There was no intended distinction and the omission of the designations was an oversight that will be corrected in future filings.

3.We note that you have included “Adjusted Earnings Per Share,” a non-GAAP measure, as your Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K. While Company-Selected Measure disclosure is not subject to Regulation G or Item 10(e) of Regulation S-K, you must disclose how the measure is calculated from your audited financial statements. Please tell us and revise future disclosure to explain how this number is calculated from your audited financial statements. If the disclosure appears in a different part of the definitive proxy statement, you may satisfy the disclosure requirement by a cross-reference thereto. We note that you refer in footnote (5) to your 2023 Annual Report on Form 10-K, filed on February 8, 2024, for a presentation of your Company-Selected Measure. We are unable, however, to locate any “Adjusted Earnings Per Share” disclosure in that filing. In addition, incorporation by reference to a separate filing will not satisfy the Item 402(v)(2)(vi) of Regulation S-K requirement to disclose how the Company-Selected Measure is calculated from your audited financial statements.

Response:

Footnote (5) should have referred to the Form 8-K, filed on February 8, 2024, rather than the Form 10-K. The Form 8-K filed on that date contains a reconciliation of GAAP EPS to Adjusted EPS. Our non-GAAP operating results, including Adjusted EPS, are adjusted for certain items, including: asset impairments; accelerated depreciation expense due to plant consolidation activities; purchase accounting effects related to acquisitions, such as the adjustment of acquired inventory to fair value, and transaction costs; severance, restructuring, and acquisition integration costs; gains (losses) recognized on the disposal of businesses and assets; amortization of intangible assets; gains (losses) on debt extinguishment; certain gains (losses) from patent settlements; discontinued operations; and other costs. We adjust for the items listed above unless the impact is clearly immaterial to our financial statements. When we calculate the tax effect of the adjustments, we include all current and deferred income tax expense commensurate with the adjusted measure of pre-tax profitability. If we continue to utilize a non-GAAP measure as our Company-Selected Measure in future filings, we will explain how this measure is calculated and provide a reconciliation within the proxy statement filing in order to fully comply with Item 402(v)(2)(vi) of Regulation S-K.

4.Refer to footnote (6) to your pay versus performance table where you disclose a change in the “Compensation Actually Received” amounts for 2022. Please tell us whether “Compensation Actually Received” is calculated differently from compensation actually paid and if so, explain how the difference relates to or is derived from the referenced “SEC Guidance released in November of 2023.”

Response:

The use of the word “Received” in footnote (6) was an inadvertent typographical error. It should have appeared as “Paid” as there was no intention to create a new defined term or otherwise create any distinction. In future filings, we will use “Compensation Actually Paid” consistently.

Securities and Exchange Commission
September 16, 2024

5.We note the graph titled “Compensation Actually Paid v. Net Income” on page 33. Please ensure the data point representing net income for 2020 aligns with the appropriate value for the 2020 net income as reported in your pay versus performance table.

Response:

Upon further review of the graph, it does not appear that the data point representing net income for 2020 was entered correctly. In future filings, we will ensure that the graphical depictions of the tabular data align correctly.

* * * * *
In connection with responding to your comments, we acknowledge that:

•We are responsible for the adequacy and accuracy of the disclosure in the filing;

•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to any of the foregoing, please feel free to contact me at ashish.chand@belden.com, or Brian Anderson, Senior Vice President, Legal, General Counsel and Corporate Secretary, at 314-854-8035 or via email at brian.anderson@belden.com.

Sincerely,

/s/ Ashish Chand_______________________
Ashish Chand
President and Chief Executive Officer